September 14, 2018

Daniel M. Bradbury
Chief Executive Officer
Equillium, Inc.
2223 Avenida de la Playa, Suite 108
La Jolla, CA 92037

       Re: Equillium, Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted August 30, 2018
           CIK No. 0001746466

Dear Mr. Bradbury:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Overview, page 1

1. We note your responses to our prior comments 1 and 2. Please include a footnote to the table on page 1 to clarify that the Phase 1 trial was completed by your collaboration partner Biocon and was not completed in the U.S. or Canada.
 Daniel M. Bradbury
Equillium, Inc.
September 14, 2018
Page 2

       You may contact Bonnie Baynes at 202-551-4924 or Lisa Vanjoske at 202-551-3614 if
you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Justin Dobbie, Legal Branch Chief, at 202-551-3469
with any other questions.



FirstName LastNameDaniel M. Bradbury                      Sincerely,
Comapany NameEquillium, Inc.
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Corporation Finance
September 14, 2018 Page 2                                 Office of Healthcare
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FirstName LastName